Exhibit 99.1

PACIFIC HARBOUR CAPITAL LTD.
#1502 – 543 GRANVILLE STREET
VANCOUVER, B.C. V6C 1X8
(604) 697 0687

June 9, 2010	TSX Venture Exchange: PCF
OTC Bulletin Board: PCFHF

PRESS RELEASE

Pacific Harbour Closes Private Placement

Vancouver, B.C., June 9, 2010 – Pacific Harbour Capital Ltd. ("Pacific Harbour" or the "Company") announced today that it has completed its previously announced non brokered private placement for aggregate gross proceeds of $3,000,000.

Pacific Harbour issued a total of 40,000,000 units (the "Units") at a price of $0.075 per Unit. Each Unit is comprised of one common share and one transferable share purchase warrant, each such warrant exercisable to acquire one common share for a period of 2 years following issuance, at a price of $0.10 per share.

All Units issued are subject to a hold period and may not be traded until October 10, 2010 except as permitted by Canadian securities legislation and the TSX Venture Exchange.

Pacific Harbour intends to use the proceeds of the private placement for working capital and possible future asset acquisitions. To date, no acquisitions have been identified.

On behalf of the Board of Directors

”Thomas Pressello”
President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.